STATE OF CALIFORNIA
DEPARTMENT OF CORPORATIONS

In the Matter of the Application of	)
)
	)	NOTICE OF HEARING PURSUANT TO
Energy Metals Corporation,	)	SECTION 25142 OF THE
a British Columbia corporation,	)	CALIFORNIA CORPORATIONS CODE
)
)
for a Permit Authorizing the Sale	)	File No. 309-3855
and Issuance of Securities	)

TO THE SHAREHOLDERS OF QUINCY ENERGY CORP.:

NOTICE IS HEREBY GIVEN that a public hearing on the application for qualification of the offer and sale of securities by ENERGY METALS CORPORATION, a British Columbia corporation ("EMC"), pursuant to an application filed by EMC on March 16, 2006, will be held before the California Corporations Commissioner or a duly authorized representative at the date, time and place indicated below:

Date:	April 24, 2006
Time:	10:00 A.M. (Pacific Time)
Place:	Hearing Room, 7th Floor
320 W. Fourth Street
Los Angeles, California 90013

The purpose of the hearing is to enable the Commissioner to determine the fairness of the terms and conditions of the merger transaction described below (the "Merger"), pursuant to Section 25142 of the California Corporate Securities Law of 1968.

Material Terms of the Merger

It is proposed that EMC Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of EMC ("Merger Sub"), be merged with and into Quincy Energy Corp., a Nevada corporation ("Quincy").  EMC, Merger Sub and Quincy have entered into an Agreement and Plan of Merger dated March 9, 2006 (the "Merger Agreement") pursuant to which the Merger is to be effected.  Upon the effective time of the Merger (the "Effective Time"), the separate corporate existence of Merger Sub will terminate and Quincy will be the surviving corporation in the Merger (the "Surviving Corporation") and will become a wholly-owned subsidiary of EMC.  EMC has requested authority to issue and sell its Common Shares ("EMC Common Shares") in connection with the Merger.  The EMC Common Shares are quoted on the TSX Venture Exchange in Canada under the symbol "EMC".

At the Effective Time, the articles of incorporation of Quincy, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation.  The bylaws of Quincy, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation.  The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the bylaws of the Surviving Corporation.  The Surviving Corporation shall succeed to and assume all of the rights and obligations of Merger Sub and remain subject to and be entitled to all of the rights and obligations of Quincy.

Pursuant to the Merger Agreement, EMC will issue two-tenths (0.2) (the "Exchange Ratio") of an EMC Common Share in exchange for each outstanding common capital share of Quincy (the "Quincy Common Share").  At the Effective Time, by virtue of the Merger and without any additional consideration on the part of the holders thereof, each Quincy Common Share issued and outstanding immediately prior to the Effective Time, other than shares held by EMC or its subsidiaries and shares as to which dissenters' rights are exercised under the Nevada Revised Statutes, shall be converted automatically into the right to receive that number of EMC Common Shares equal to the Exchange Ratio.  EMC shall not issue any fractional shares in connection with the Merger.  Any fractional share which results, after aggregating all EMC Common Shares to be received by any one holder, shall be rounded up to the nearest whole EMC Common Share.

In addition, at the Effective Time, by virtue of the Merger and without any additional consideration on the part of the holders thereof, each option and warrant for Quincy Common Shares, whether vested or unvested, that is outstanding and has not expired or been exercised will be converted into an option or warrant, as applicable, to purchase EMC Common Shares and shall continue to have, and be subject to, the same terms and conditions (including vesting schedule, if any) applicable to such option or warrant immediately prior to the Effective Time, except that (i) such option or warrant shall become exercisable for that number of whole EMC Common Shares equal to the product of the number of Quincy Common Shares that were issuable upon exercise of such option or warrant immediately prior to the Merger multiplied by the Exchange Ratio, rounded down to the nearest whole number of EMC Common Shares, and (ii) the per share exercise price for the EMC Common Shares issuable upon exercise of such option or warrant shall be equal to the quotient obtained by dividing the exercise price applicable to such option or warrant immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.  Options held by persons whose involvement with the Surviving Corporation or EMC is terminated on or prior to the Effective Time will expire 90 days after the Effective Time.

Each EMC Common Share issued and outstanding immediately prior to the Effective Time shall not be affected by the Merger and shall remain outstanding as a validly issued, fully paid and nonassessable EMC Common Share.

Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time (all of which will be owned by EMC) shall be converted into and exchanged for one share of Common Stock of the Surviving Corporation. In addition, concurrently with the closing of the Merger, the Surviving Corporation will issue to EMC 48,308,380 shares of the Common Stock of the Surviving Corporation as consideration for the issuance of EMC Common Shares to the former Quincy shareholders.

Reasons for the Merger

The respective Boards of Directors of EMC and Quincy have determined that the Merger is in the best interests of EMC and Quincy and their respective shareholders in view of the current and planned business operations of EMC and Quincy.  In reaching its decision to approve the proposed Merger, the Board of Directors of EMC noted that the acquisition of Quincy is the next step in EMC's objective to become one of the largest U.S. domestic uranium producers and resource base holders in the public sector.  Quincy owns a number of uranium assets, including options to earn uranium in historic resources in New Mexico and Ontario, the ability to direct and control property containing uranium in Arizona, Oregon and Wyoming, and property in Colorado.  EMC's Board of Directors believe that acquiring Quincy would enable EMC to further its strategic focus of acquiring and developing uranium properties, especially in politically favorable and mining-friendly jurisdictions within the United States.  In reaching its decision to approve the proposed Merger, the Board of Directors of Quincy considered a number of factors, including its belief that the Merger would present a strategic opportunity to maximize Quincy's and its shareholders' potential returns.

Further Information

For further information concerning the Merger, reference is made to the application and all papers and documents filed in connection therewith at the Los Angeles office of the Department of Corporations.  The hearing will be predicated upon said application papers and documents.

All interested parties may be present at the hearing and may, but need not be, represented by counsel, and will be given an opportunity to be heard.  Each interested party is entitled to seek the issuance of subpoenas to compel the attendance of witnesses and the production of books, records and other materials by applying to the Department of Corporations, 320 W. Fourth Street, Suite 750, Los Angeles, California 90013, Attention: Steve Kiang, Corporations Counsel, if reasonably, properly and timely requested.  Interested parties unable to attend the hearing may submit correspondence or other materials for consideration at the hearing by causing timely delivery of such correspondence or other materials to the Department of Corporations.

Dated: April 3, 2006

Los Angeles, California

WAYNE STRUMPFER

Acting California Corporations Commissioner

By /s/ Steve Kiang

Steve Kiang

Corporations Counsel